TransAct Technologies Incorporated
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, Connecticut 06518

August 19, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Esq.

Re:            TransAct Technologies Incorporated
Registration Statement on Form S-3
File No. 333-248055

Dear Ms. Woo:

I am the President, Chief Financial Officer, Treasurer and Secretary of TransAct Technologies Incorporated and am authorized to request the acceleration of the effective date of TransAct Technologies Incorporated’s Registration Statement on Form S-3 (Registration Number 333-248055) filed on August 17, 2020 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on August 21, 2020 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

Please contact our outside counsel, Scott Warren Goodman, Esq. at Day Pitney LLP, at (973) 966-8226, to confirm effectiveness or if you have any questions about this request.

                            Very truly yours,

By:	/s/ Steven A. DeMartino
Name:	Steven A. DeMartino
Title:	President, Chief Financial Officer, Treasurer and Secretary